July 10, 2014

Dear Shareholders of Exceed Company Ltd.,

Enclosed please find a press release issued by Exceed Company Ltd. (the “Company”) on June 26, 2014. The press release announces that Mr. Lin, the Company's Chairman and Chief Executive Officer, provided the Company with the following updates regarding the availability of financing for the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated December 2, 2013, by and among the Company, Pan Long Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Lin (“Parent”), and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent:

•	US$5 million will be deposited in the Parent's account outside of the People's Republic of China on or about June 27, 2014 (as of the date hereof, such amount has been deposited);

•	an additional US$5 million will be deposited in the Parent's account outside of the People's Republic of China on or about July 2, 2014 (as of the date hereof, such amount has not yet been deposited); and

•	the remaining approximately US$5 million of the contemplated financing is expected to be available by mid-July.

The Company also announced that Mr. Lin has also agreed to deliver an irrevocable undertaking to the bank to the effect that any cash deposits made to the Parent's account cannot be withdrawn except with the consent of the Company. The Company and Mr. Lin are currently working with the bank on the implementation of such undertaking.

The June 26, 2014 press release also announced that the Company’s extraordinary general meeting of shareholders that was previously adjourned will be reconvened on July 29, 2014 at 10:00 am in Hong Kong. Enclosed with this letter is a copy of the notice of the reconvened extraordinary general meeting of shareholders.

The record date of the extraordinary general meeting has not been changed. As a result, our shareholders of record as of the close of business in the British Virgin Islands on March 21, 2014 will remain entitled to vote at the reconvened extraordinary general meeting. Shareholders who have previously submitted their proxies and who do not want to change their votes, need not take any action and their proxies will be counted according to their previous votes or instructions. Shareholders who have previously submitted their proxies and who want to change their votes should follow the instructions in the proxy statement that was previously mailed to shareholders.

If you owned shares of the Company as of the share record date, and if you have not already submitted a proxy card, we urge you to complete and return the enclosed new proxy card in accordance with the instructions set forth thereon. If you have already submitted a proxy card in connection with the Merger Agreement, which proxy has not been revoked, your vote will be counted in the manner specified by you in the previous proxy card and you do not need to vote again unless you want to change your vote. Completing and returning the new proxy card as instructed thereon will automatically revoke any earlier dated proxy card that you submitted in connection with the Merger Agreement. If you have previously voted against the proposed merger, we encourage you to reconsider your vote and to vote “FOR” the proposals and to submit a new proxy card.

As indicated in the press releases, inquiries should be directed to:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 3975-8116

ir@xdlong.cn

Thank you for your ongoing support and consideration of this matter.

\s\ Jin Jichun Mr. Jin Jichun On behalf of the Independent Committee	\s\ Shuipan Lin Mr. Shuipan Lin Chairman of the Board